Exhibit 99.6

Memorandum

March 9, 2009

Agreement between FCMI Financial Corporation (“FCMI”)
Rudi Fronk (“Rudi”)
Jim Anthony (“Jim”)

Re: Investment in Paramount Gold & Silver by FCMI Financial Corporation

Each of Rudi and Jim will have a 7.5% profit participation in FCMI’s investment in Paramount, adjusted as described below:

The profit participation will only be calculated based on gains realized by FCMI on disposition of investment in Paramount. The investments in Paramount will include the shares acquired on the subscription for the 12,000,000 shares and the exercise of the warrants.

To calculate the profit participation, the investment in Paramount, in total or for any shares sold, will be increased by:

10% annually, calculated and pro-rated, from the time of the investment until 36 months thereafter;

15% annually, calculated and pro-rated, from the time period commencing on the 37th month since the investment until the 60th month thereafter;

20% annually, calculated and pro-rated, from the time period commencing on the 60th month since the investment and thereafter.

If, however, the warrants are exercised in expectation of an offer for the take-over of Paramount and sold within a three-month period from such exercise, the investment in the warrants will not be subject to the above adjustments. If the warrants are held for a period longer than three months, the adjustment will be based on the rates applicable above, calculated from the date of the exercise.

It is understood that FCMI is free to sell all or any part of its investment in Paramount at its sole discretion.